Exhibit 99.1

BURCON UPDATES ON PEAZAZZ™ PEA PROTEIN
FIRST COMMERCIAL PRODUCTION FACILITY UNDER CONSTRUCTION

Vancouver, British Columbia, January 29, 2013— Burcon NutraScience Corporation (TSX –BU; NASDAQ - BUR) (“Burcon”) reports today that it has commenced building a Peazazz semi-works production facility: a first commercial-scale plant to produce PeazazzTM, the world’s premier pea protein that offers exceptional usability and high-quality protein nutrition. The transparent, pea protein is expected to be available for customers looking to purchase commercial-scale market development quantities beginning in July of this year.

Planning and engineering for this semi-works production plant began in the summer of 2012. Equipment orders are now in-place and, subject to timely delivery, Burcon projects to have the facility completed and operational by mid-year.

“Since announcing Peazazz in November 2011, interest from potential customers for a clean-tasting, transparent pea protein has been very encouraging,” said Johann F. Tergesen, president and chief operating officer, adding “Creating a dedicated plant to produce our Peazazz product will allow us to grow customer demand for this innovative protein.”

The Peazazz semi-works plant, which is being built in Winnipeg, Manitoba, will enable Burcon to provide market development quantities (tonnage amounts) to customers for product and market development activities. Burcon has gained a great deal of experience in ramp up production over the last two years, with a highly competent production team, headed by Burcon’s senior vice president process, Randy Willardsen.

Peazazz is created through a proprietary patent-pending process that delivers a highly purified product with a greater than 90 percent protein concentration on a moisture-free basis. The Peazazz protein extraction technology produces a pea protein that has exceptional flavor characteristics and is completely soluble and transparent in beverage applications with a pH below 4.0.

Burcon intends to launch and demonstrate Peazazz at the 2013 IFT Annual Meeting and Food Expo in Chicago in July.

In August 2012 Burcon announced the signing of a non-binding letter of intent with an unnamed potential commercial partner with the intention of commercializing Burcon’s Peazazz with that partner. In that regard, Burcon also announces today that it has formally requested to terminate that letter of intent and to thereby terminate the requirement that Burcon negotiate exclusively with that partner.

The economics of the plant protein industry continue to improve as a result of steady increases in the pricing of mainstream animal protein ingredients, dairy protein and egg protein, and this is a trend that is expected to continue. The implied economic value of Burcon’s pea protein extraction technology is supported by the combination of an increasing demand for protein ingredients and the simultaneous increase in price of competing protein ingredients. Burcon is investigating multiple avenues for commercializing Peazazz including alternatives ranging from licensing the technology to an existing producer or through a joint venture or the possibility of building a future full-scale production facility on its own.

“Opening up new options to commercialize this exciting protein while we accelerate our production efforts is a smart strategy,” said Brad Allen, Burcon’s lead director, adding, “Our first commercial Peazazz production facility, expected to come online later this year, will allow us to explore many more partnering opportunities while preserving the option of commercializing this exciting protein on our own.”

PEAZAZZ™

Peazazz™ is 100% soluble, transparent and heat stable in low pH solutions. Peazazz™ has clean flavour characteristics and is well suited for use in low pH beverages as well as a variety of other healthy and great tasting food and beverage product applications. Its valuable nutritional and functional characteristics make Peazazz™ an attractive product for food and beverage producers looking for an alternative plant protein ingredient.

Pea is a widely accepted and consumed vegetable, recognized for its nutritional value and health benefits. Field peas (otherwise known as dry peas) belong to the family of cool season legume crops commonly referred to as pulses, which includes lentils, fababeans, kidney beans and chickpeas. Canada is among the largest producers of field peas in the world along with Europe and Asia with Canadian production now regularly exceeding two million tonnes per year.

Food ingredient processors recognize the high protein content in peas and have been extracting pea protein for almost 40 years. Today, a variety of food products contain pea protein including: snacks and cereals; weight management products; as well as gluten-free, vegetarian and vegan foods. Not only are peas high in protein, fibre, starch, vitamins and minerals, but they are also non-allergenic and are grown sustainably.

Peazazz™ pea protein can easily be incorporated into a variety of foods and beverages including low pH fruit juices and juice blends, sport nutrition drinks, powdered beverages, fortified waters, bars, baked goods and vegetarian and vegan foods.

Protein ingredients are valued by the food and beverage industry for two fundamental properties: nutrition and function.

Nutritionally Peazazz™ is consistent with existing pea proteins which are valued for their high digestibility and low potential for allergic responses. Peazazz™ pea protein isolate is also from a non-GMO source.

Functionally Peazazz™ lends itself to numerous potential applications due to its unique solubility and clean flavour profile.

Pea protein is widely accepted by food processors and consumers alike. The quest for healthier lifestyles has led consumers to search for alternatives to animal proteins. This factor – the pursuit of health and wellness in food products – is expected to drive and sustain the market demand for Peazazz™, which can be incorporated into a wide variety of beverage and food products.

For more information about Peazazz, visit www.burcon.ca

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We have developed CLARISOY™ soy protein, which offers clarity and complete protein nutrition for low pH beverage systems; Peazazz™ a uniquely soluble and clean-tasting pea protein and Puratein®, Supertein™ and Nutratein™ canola protein isolates with unique functional and nutritional attributes. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 217 issued patents in various countries, including 36 issued U.S. patents, and in excess of 400 additional pending patent applications, 80 of which are U.S. patent applications.

CLARISOY™ is under license from Archer Daniels Midland Company.
CLARISOY™ is a trademark of Archer Daniels Midland Company.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Michael Kirwan, Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
mkirwan@burcon.ca www.burcon.ca